

17009145

ON

ANNUAL AUDITED REPORT SEC
FORM X-17A-5 Mail Processing
PART III Section

MAR 0 1 2017

Washington DC

OMB APPROVAL
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SEC FILE NUMBER

8- 66719

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORCHARD SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

405 S 850 E Ste C1
(No. and Street)

Lehi, Utah   84043
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP
(Name – *if individual, state last, first, middle name*)

155 North 400 West Ste 400	Salt Lake City	Utah	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Kevin Bradburn _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Securities LLC _____ , as of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Orchard Securities, LLC

We have audited the accompanying statements of financial condition of Orchard Securities, LLC as of December 31, 2016 and 2015, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of Orchard Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Orchard Securities, LLC's financial statements. The supplemental information is the responsibility of Orchard Securities, LLC' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

Salt Lake City, Utah
February 28, 2017

www.WSRP.com   155 NORTH 400 WEST STE 400, SLC, UT 84103   PHN 801 323 2011 FAX 801 328 2615
2989 WEST MAPLE LOOP DRIVE STE 210, LEHI UT 84043   PHN 801 129 2011 FAX 801 766 1551   info@wsrp.com
4605 SOUTH HARRISON BLVD STE 201, OGDEN UT 84403   PHN 801 626 2011 FAX 801 392 2303

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 307,669	$ 210,391
Escrow Account	670,547	649,883
Accounts Receivable	131,555	92,165
Receivables from Related Parties	17,080	19,620
Prepaid Expenses	3,641	4,386
Other Current Assets	4,682	2,162
Total Current Assets	1,135,174	978,607
Office Equipment	98,197	98,197
Tenant Improvements	8,710	8,710
Accumulated Depreciation	(69,375)	(59,033)
Total Office Equipment	37,532	47,874
Goodwill	55,000	55,000
Total Other Assets	55,000	55,000
Total Assets	$ 1,227,706	$ 1,081,481
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 71,543	$ 52,234
Accrued Payroll Liabilities	5,378	3,796
Accrued Expenses and Other Liabilities	670,547	649,883
Total Current Liabilities	747,468	705,913
Total Liabilities	747,468	705,913
Members' Equity	480,238	375,568
Total Liabilities and Members' Equity	$ 1,227,706	$ 1,081,481

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenues		
Commissions	$ 14,786,671	$ 9,782,596
Underwriting and Selling Groups	5,507,045	3,802,928
Other	712,800	402,289
Interest Income	94	104
Total Revenues	21,006,610	13,987,917
Expenses		
Selling Group Commissions	13,340,985	7,954,615
Wholesaler Fee Expense	2,983,871	2,392,905
Professional Fees	2,923,377	1,546,828
Commissions	1,196,995	1,658,595
Office Overhead and Operating	273,227	193,212
Compensation and Related Benefits	100,924	129,013
Licensing and Registration	64,182	46,031
Depreciation	10,342	7,336
Other	8,037	21,402
Total Expenses	20,901,940	13,949,937
Net Income	$ 104,670	$ 37,980

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Members' Equity
Balance at December 31, 2014	$ 439,588
Members' Distributions	(102,000)
Net Income	37,980
Balance at December 31, 2015	375,568
Net Income	104,670
Balance at December 31, 2016	$ 480,238

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income	$ 104,670	$ 37,980
Adjustments to Reconcile Net Income		
to Cash Flows from Operating Activities:		
Depreciation Expense	10,342	7,336
Changes in Certain Operating Assets and Liabilities:		
Accounts Receivable	(39,390)	(13,522)
Receivables from Related Parties	2,540	32,300
Other Current Assets	(2,520)	540
Prepaid Expenses	745	(4,386)
Accounts Payable	19,309	48,147
Accrued Payroll and Related Expenses	1,582	929
Accrued Expenses and Other Liabilities	20,664	(365,076)
Net Cash From Operating Activities	117,942	(255,752)
Cash Flows From Investing Activities		
Acquisition of Office Equipment	-	(27,961)
Net Cash From Investing Activities	-	(27,961)
Cash Flows From Financing Activities		
Capital Distributed to Members	-	(102,000)
Net Cash From Financing Activities	-	(102,000)
Net Change in Cash and Cash Equivalents	117,942	(385,713)
Cash and Cash Equivalents at Beginning of Year	860,274	1,245,987
Cash and Cash Equivalents at End of Year	$ 978,216	$ 860,274

Supplemental Disclosure of Cash Flow Information:

	2016	2015
Cash Paid for Interest	$ -	$ -
Cash Paid for Taxes	$ 6,712	$ -

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006 (and as an equity contribution contributed all membership interests) in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses are recorded when all significant items relating to the securities transactions have been completed and the income is reasonably determinable. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

For purposes of the statements of financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with two FDIC-insured institutions in 2016 and 2015. At December 31, 2016 and 2015 the Company had cash of $686,292 and $572,624 respectively, in excess of FDIC limits.

As of December 31, 2016 and 2015, the Company held in special reserve accounts for the exclusive benefit of buyers and sellers conducting transactions through Orchard Securities, LLC cash of $670,547 and $649,883, respectively. The corresponding obligation as of December 31, 2016 and 2015 of $670,547 and $649,883, respectively, is related to these escrow deposits, and is included in accrued expenses and other liabilities on the statements of financial condition.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2016 and 2015 management evaluated the collectability of the receivables and concluded that no allowance was necessary as amounts were determined to be collectible in full.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2016 and 2015 was $10,342 and $7,336, respectively.

Advertising Expense

Advertising expenses are expensed as incurred. The Company's advertising expense was $6,141 and $10,377, respectively, for the years ended December 31, 2016 and 2015. These costs are included in the office overhead and operating expenses.

Rent Expense

The Company's rent expense for its office space was $13,250 and $9,961, respectively, for the years ended December 31, 2016 and 2015. The rental agreement is with a related party, Summit Fulfillment Services on a month-to-month agreement. All related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2016 and 2015, the Company deemed no impairment of goodwill for the years then ended.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. Accordingly, the Company records no tax provision or liability for federal income taxes in the financial statements. The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income taxes Topic of the FASB Accounting Standards Codification. For 2016 and 2015, management has determined that there are no material uncertain income tax positions. Tax years that remain subject to examination by federal, state and local authorities are years 2013 and forward.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2017 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an on-going basis until its eventual adoption and incorporation.

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standard-setting bodies. The pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Related Party Transactions

During 2010, contract specific arrangements were consummated between the Company and a broker-dealer that is under common ownership, which resulted in monies being owed between the companies. The broker-dealer provides underwriting services to securitized real estate loans, which are managed by the Company. As of December 31, 2016 and 2015 the amounts due from a related company were $17,080 and $19,620, respectively, and are contained in the "Receivables from related parties" on the Statements of Financial Position.

Note 4 – Goodwill

As stated in Note 2, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD

approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Commitments and Contingent Liabilities

The Company has been named in several arbitration proceedings before FINRA where claimants asserted claims for state and federal securities laws incidental to its securities business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company had net capital of $230,748 which was $180,917 in excess of its required net capital of $49,831. The Company's aggregate indebtedness to net capital was 3.2 to 1.

Note 7 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2016 through February 28, 2017, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
December 31, 2016

Total Members' Equity	$	480,238
Less Non-Allowable Assets:		
Receivables from Non-Customers		(148,635)
Prepaid Expenses		(3,641)
Office Equipment, Net of Accumulated Depreciation		(37,532)
Cash in "Central Registration Depository" Account		(4,682)
Other Assets		(55,000)
Net Capital	$	230,748

Aggregate Indebtedness		
Total Liabilities		747,467
Net Liabilities	$	747,467

Computation of Basic Net Capital Requirement		
6⅔% of Aggregate Indebtedness		49,831
Minimum Net Capital Required		5,000
Greater of the Two Amounts		49,831
Capital in Excess of Required Minimum	$	180,917

Ratio of Aggregate Indebtedness to Net Capital	3.2 to 1

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report Dated December 31, 2016: A reconciliation of the Company's computation of net capital as report was not prepared as there are no material differences between the Company's computation of net capital included in its unaduited Form X-17A-5 Part II and the computation herein.



SEEING BEYOND THE NUMBERS

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Orchard Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Orchard Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Orchard Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Orchard Securities, LLC stated that Orchard Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Orchard Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orchard Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

Salt Lake City, Utah
February 28, 2017



BDO
ALLIANCE USA

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801 328 2011 FAX 801 328 2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801 328 2011 FAX 801 766 1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801 328 2011 FAX 801 399 2363

www.WSRP.com
info@wsrp.com

Orchard Securities, LLC Exemption Report

Orchard Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.170a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(2)(i).

Orchard Securities, LLC

I, Kevin Bradburn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

February 28, 2017

14

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Partners of
Orchard Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Orchard Securities, LLC and SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Orchard Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Orchard Securities, LLC's management is responsible for Orchard Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger detail of Orchard Securities, LLC and respective bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the general ledger detail as well as invoice copies and other supporting documentation from Orchard Securities, LLC, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the general ledger detail of Orchard Securities, LLC, supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WSRP, LLC

Salt Lake City, Utah
February 28, 2017



BDO
ALLIANCE USA

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.428.2019
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.378.2011 FAX 801.765.1557
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.629.2303

www.WSRP.com
info@wsrp.com

ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5

PART III, FACING PAGE AND OATH OR AFFIRMATION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

December 31, 2016 and 2015

ORCHARD SECURITIES, LLC

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